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Exhibit 99.1

Double Hull Tankers Announces Sale of Shares by OSG and
Revenues for the Fourth Quarter of 2006

4.6 Million Shares of Common Stock Sold Under Existing Shelf Registration Statement

        ST. HELIER, Channel Islands—January 24, 2007—Double Hull Tankers, Inc. (NYSE:DHT) announced today that Overseas Shipholding Group, Inc. (NYSE:OSG), DHT's largest shareholder, sold 4.6 million shares of DHT's common stock in a registered public offering underwritten by Merrill Lynch & Co. on January 23, 2007.

        After completion of the sale, OSG's beneficial ownership of DHT common stock would be reduced from approximately 44.50%, or 13,351,500 shares, to approximately 29.17%, or 8,751,500 million shares. The sale was made pursuant to DHT's existing shelf registration statement. DHT will not receive any proceeds from this sale of its common shares.

        Based on information we have received from OSG regarding our vessels' earnings for the quarter ended December 31, 2006, our total revenue for the period was $21.9 million, consisting of $17.9 million of base charter hire revenue and $4.0 million of revenue from additional hire under our profit sharing agreement with OSG.

        This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities. A written prospectus may be obtained, when available, from Merrill Lynch & Co., c/o Merrill Lynch & Co., Prospectus Department, 4 World Financial Center, New York, New York 10080. Alternatively, you may obtain a copy of the prospectus from Merrill Lynch & Co. by calling 212-449-1000.

Forward Looking Statements

        This press release contains assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding daily charter rates, vessel utilization, the future number of newbuildings, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should," and "expect" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements are intended as "forward-looking statements." All statements in this document that are not statements of historical fact are forward-looking statements.

        The forward-looking statements included in this press release reflect DHT's current views with respect to future events and are subject to certain risks, uncertainties and assumptions. We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. The reasons for this include the risks, uncertainties and factors described under the section of our prospectus included in our registration statement on Form F-1 entitled "Risk Factors," a copy of which is available on the SEC's website at www.sec.gov. These include the risk that DHT may not be able to pay dividends; the highly cyclical nature of the tanker industry; global demand for oil and oil products; the number of newbuilding deliveries and the scrapping rate of older vessels; the risks associated with acquiring additional vessels; changes in trading patterns for particular commodities significantly impacting overall tonnage requirements; risks related to terrorist attacks and international hostilities; expectations about the availability of insurance; our ability to repay our credit facility or obtain additional financing; our ability to find replacement charters for our vessels when their current charters expire; compliance costs with environmental laws and regulations; risks incident to vessel operation, including discharge of pollutants; and unanticipated changes in laws and regulations.

        Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements included in this press release. DHT does not intend, and does not assume any obligation, to update these forward-looking statements.

CONTACT:	Eirik Ubøe
Phone: +44 1534 639 759 and +47 412 92 712 E-mail: info@dhtankers.com and eu@tankersservices.com

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Double Hull Tankers Announces Sale of Shares by OSG and Revenues for the Fourth Quarter of 2006
4.6 Million Shares of Common Stock Sold Under Existing Shelf Registration Statement